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                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                           NEW YORK, NEW YORK  10270

Martin J. Sullivan
President and
Chief Executive Officer



January 24, 2007

Board of Directors
21st Century Insurance Group
6301 Owensmouth Avenue
Woodland Hills, California 91367

Dear Board Members:

     American International Group, Inc. ("AIG" or "we") is pleased to propose to acquire for cash all of the outstanding shares of common stock, par value $0.001 (the "Shares"), of 21st Century Insurance Group (the "Company") not owned by AIG and its subsidiaries at a purchase price of $19.75 per Share.

     The proposed per Share price represents a 19.0% premium to today's closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per Share price also represents a multiple of 19.6x the consensus estimates of the Company's 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

     Through its subsidiaries American Home Assurance Company, Commerce and Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa. and New Hampshire Insurance Company, AIG is the Company's largest shareholder, owning approximately 61.9% of the outstanding Shares. This proposal would enable the Company's public shareholders to monetize their investment at a full and fair value for their Shares. We therefore are confident that our proposal will be attractive to the Company's public shareholders and that the Company's combination with AIG would serve the best long-term interests of the Company and its policyholders.

     The proposed transaction would be effected by means of a merger agreement with the intention for the Company to become a wholly-owned subsidiary of AIG. Following completion of the merger, the Company would be able to devote its full energy and resources to building the business.

     This proposal is subject to AIG's satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval by a special committee comprised of directors of the Company who are independent of AIG. AIG is interested only in acquiring the publicly held Shares of the Company, and has no interest in selling

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its controlling stake in the Company. Please be aware that in making this proposal, AIG reserves the right both to withdraw this proposal prior to the execution of a definitive merger agreement and to modify it in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

     Concurrent with sending this proposal to you, AIG is filing an amendment to its Schedule 13D, as required by the Securities Exchange Act of 1934, and plans to issue a press release. In connection with this proposal, AIG has engaged Banc of America Securities LLC and J.P. Morgan Securities Inc. as financial advisors and Sullivan & Cromwell LLP as legal advisor. We are happy to make them available to you to help expedite the transaction.

     We look forward to working with you.

                                        Very truly yours,




                                        /s/ Martin J. Sullivan